FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

AMERICA WEST HOLDINGS CORPORATION

Moderator: Elise Eberwein
May 19, 2005
4:00 p.m. CT

Operator: Good day everyone, and welcome to this America West Holdings Corporation conference call. Today’s call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Ms. Elise Eberwein, Vice President and Corporate Communications. Please go ahead.

Elise Eberwein: Thank you, operator. Good afternoon, everyone. Joining me here today are my counter-part from U.S. Airways, (David Castlebetter), U.S. Airways, President and CEO, (Bruce Lakefield) and America West’s CEO, Doug Parker.

Before we get started, I want to read a forward-looking statement to everyone that’s on the call and on the Webcast. Just be aware that today’s call may contain forward-looking statements. These statements include words such as will, may, expect, believe and other similar words and include all statements (other) than statements of historic fact about the expected benefits of the combination and the business prospects of the companies involved. Additional information about the numerous risks and uncertainties that could cause the actual results to differ materially from those projected by such forward-looking statements can be found in our press release which was issued about five minutes ago. I’m incorporating that here by reference and other filings also by America West and U.S. Airways that have been with the (SEC).

A Webcast of this call is also available on our Website — americawest.com and it’s also up on U.S. Airway’s Website. That will be archived on the America West Website as well for some length of time so please go to the site and download it if you haven’t seen it already. Also, please note only as of today that the facts that we’re talking about are relevant as of May 19, 2005. American West undertakes no obligation to update such information subsequently.

At this point, I’m going to turn the call over to U.S. Airway’s President and CEO, (Bruce Lakefield).

(Bruce Lakefield): Good afternoon, everyone. Today’s a great day. America West and U.S. Airways have signed agreements to merge. This is a very well thought out merger. It is a meeting of two airlines with synergies that will make it one of the strongest airlines in the business today. We, at U.S. Airways, are very pleased to be here today. We are very pleased to have this milestone in our history and we’ll go through a lot of the details with you as we go forward here.

At this time, I’d like to turn it over to Doug Parker.

Doug Parker: Thank you, (Bruce). We did send out a press release, really, just minutes ago, I think, so some of you may not even have it yet. ((inaudible)). So what I’d like to do is just walk through some of the highlights of the release and then we’ll open up to questions from the media.

As (Bruce) noted, we’re very excited about the announcement that we just made. This, we believe, is exciting for both of the employees of both airlines as well as consumers nationwide. Fact is, what we — what we will create with this merger is the nation’s first full service airline with a customer-friendly pricing structure of a low fare carrier. The transaction is financed with about $1.5 billion of new capital which I’ll walk through in a little more detail but a significant amount of financing which we are very excited about. (It gives) us the - certainly the viability and (staying) power that’s exceptionally important in today’s airline environment and I think ((inaudible)) unprecedented level in terms of cash on hand for an airline this size and this environment the ability to raise this much cash. When we — when completed, this would create what we believe would be one the industry’s most financially stable airlines — $10 billion in revenues, approximately $2 billion in total cash and amongst the lowest debt levels of all major airlines. The reason we’re able to do that is because we’ve been able to created a business model that works even with oil prices at $50 per barrel which has been our goal for the start has driven by over $600 million of annual synergies — a combination of revenue and cost on hand (and) cost savings between the two airlines.

Getting to some of the details, we plan to operate the airline under the single brand name of U.S. Airways but the operational labor groups will have to be integrated over a longer period of time. The reason for that is due to FAA certification reasons we need to have — operate two separate (certificated) airlines so the integration will take some time but consumers, as quickly as we can, we’ll get the airlines integrated under one name and that name will be the U.S. Airways name.

The — subject to a number of approvals which are laid out in the press release, we anticipate the transaction to close later this fall. The (merged) airlines would operate with myself as the CEO. We would have a 13 member Board comprised of one member from each of new equity investment companies which I’ll describe in a minute, six members from the current America West Board including myself as Chairman and four members from the current U.S. Airway’s Board including Mr. (Lakefield) as Vice Chairman. The headquarters will consolidated here in (Tempe), Arizona where we’re making this call from today. As — getting into more detail on the (financial) transaction, I mentioned that we are — we feel very good about the level of financial support that we’ve received for this transaction.

We believe, at closing, we (will) have approximately $2 billion of total cash which is a number that exceeded even our expectations when we began this exercise. We’ve seen a lot of interest from a number of parties which continues as this transaction has been rumored to be occurring. We’ve received even more and more indications of interest from others so we feel very good about how this is being received by the financial community. We have, at this point, raised $350 million of committed equity through three separate investors - actually, four separate investors — the first being (East Shore) Holdings which is the holding company of Airwest (Continental) Airlines, $125 million commitment. Next, (Par) Investment Partners — a Boston-based investment firm for $100 million, Peninsula Investment Partners — a Virginia-based investment firm — $50 million committee and (Ace) Aviation Holdings — the holding company of Air Canada of $75 million.

That adds up to $350 million of new equity. On top of that, we have approximately $375 million of additional cash financing that’s being secured through partners and others that are interested in doing business with this new company. Those — that we have now the largest of those are signed commitments. I’m sorry — a commitment for over $300 million in signing bonuses and a loan from perspective ((inaudible)) credit card providers for (their) merged company and another $250 million from (Airbus) in the form of a loan. The companies agree that the merged company will be the (launch) customer for the (Airbus A350) with delivery scheduled from 2011 to 2013. As I said at the onset, there’s no may we could have raised this level of financial support and if we didn’t have a business model that works, we set out had achieved what we estimated is a business that will be profitable even with oil prices of $50 per barrel and that’s achieved primarily because (of) $600 million of annual net operating synergies. Those are broken up into, really, three different pieces. First route restructuring synergies, somewhere between $150 to $200 million but we estimate this is largely the result of (right-sizing) the two networks.

We plan to — thanks to the bankruptcy process underway at U.S. Airways, we have the ability to return aircraft ((inaudible)). We have — we’re working to remove something around 59 airplanes that exist today in the combined fleets and return those to ((inaudible)) — most of those back to (GE Cast) — GE Electric — General Electric (Capital) Aviation Services. The ability to do that allows us to receive — to get a number of synergies in terms of reducing unprofitable flying, better (gauging) routes and, again, that number, we think, is worth $150 to $200 million per year. Additional revenue synergies of another $150 to $200 million mainly by taking two airlines that are largely regional airlines and creating one nation-wide low-cost carrier (that) provides more choice for consumers, more connectivity across the — across both airlines and increase asset utilization. And then lastly, we believe there are cost synergies in the range of $250 to $300 million per year through the reduction of overhead and consolidating both airlines information technology systems and combining some facilities.

the — so, that’s by fair the driver , lastly — so that’s by far the driver of the value here in synergies and we’re highly confident that we can achieve those synergies over time. As to people, we — U.S. Airways, currently employs approximately 30,000 people and America West about 14,000 people. Contract integration (that) represent employees is expected to occur after integrated seniority lists have been negotiated between each respective airline’s labor groups. (Bruce) and I are on similar terms and belief that we need to do everything we can to be sure that all of our employees are treated fairly and openly and given honest and candid information on a regular basis. We’ve begun that process today with this announcement with a — with communication (out) to our employees which will be done (in) an even more way as we move forward. Seniority integration, we know, will be a challenge but the fact of the matter is we have so much more in common than we do differences between the two airlines. We aviation professionals — proud of our heritage, eager to serve the traveling public and hopeful for the future. We plan to work closely to make sure that our employees are treated fairly and considerately (through) this process. We — both airlines have very similar contracts in place in terms of the cost so one of the nice things about this merger is that you will not see a big negative synergy from contract integration between the two workforces — the U.S. Airways contracts and they’re very similar in cost to America West and we will work through that process. The other — I should also note that there’s nothing in the contract that either airline would preclude this transaction from happening.

In terms of equity allocation, there is with the $350 million of private equity commitments, that results in a total implied private full equity value of $850 million for the merged corporation. That is $500 million of pre-money value, $350 million of private equity. Of that $850 million evaluation, 45 percent will be allocated to America West, 41 percent to the new equity and 14 percent to U.S. Airways. This evaluation resulted in implied value of $6.12 per share for the publicly traded America West stock and the partners have agreed that up to $650 million of total equity can be raised including any proceeds from (implanned) rights offering. Any additional equity would dilute all participants (pro rata) but any additional equity raised above $350 will not reduce the $6.12 per share of implied value for the publicly-traded America West stock. There are a number of approvals still that need to be done for this transaction but they are largely related as laid out in the press release to the bankruptcy process (that) U.S. Airways is going through.

We — both airlines will file the necessary documents for review at the U.S. Department of Justice, (Public) Transportation and the Securities Exchange Commission. We also — both airlines hold loans with a Federal Guarantee from the air transportation’s stabilization Board and we are in joint negotiations with the (ATS beyond) the (treatment) of these loans under the proposed merger. That concludes my comments. We will begin with the fact that we are extremely excited about this. We think this is — represents a fantastic opportunity for the employees and shareholders of America West and for all the employees and the creditors of U.S. Airways and I think that this is the beginning of something that could be — we could change our industry and we’re excited to be on the leading edge of that.

So with that introduction, I’ll turn it back to (Bruce)

(Bruce Lakefield): Well, thanks, Doug. You know, I think by now most of you understand some of the benefits of this new partnership between U.S. Airways and America West — you know, I might add two great airlines. You know I couldn’t agree more with Doug. You know, (we’re) — our approach to this would fair and equitable. Together we have the greatest group of employees capable of making this merger a success. I think Doug is — has been and continues be a great leader. He’s highly respected in (the industry and) our company, our employees and our customers will be in good hands in the combination of the two airlines. No mistake about this. This is good news for consumers. Customers will have more choices than ever before. It truly will be a global recognized full service low cost carrier and not to — not (the) least (and) we’ll add stability to both of our employee workgroups and that, (in turn) protects jobs for thousands of employees at America West and U.S. Airways but work so hard and so long and (that) — major sacrifices in keeping this airline flying. I’m excited about the opportunity and, you know, I’ll — as we go through this, you’ll learn more and more about it than the customers ((inaudible)) more about the — this great airline going forward and I’m sure they will share our excitement.

Male: OK. With that, operator, I think we are ready to take questions from the media.

Operator: Thank you. The question and answer session will be conducted electronically. Today’s question and answer session is for the media only. If you would like to ask a question, please do so at this time by pressing the star key followed by the digit one on your touch-tone keypad at this time. If you are using a speaker-phone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us and we’ll take as many questions as time permits. Once again, ladies and gentlemen, star, one if you’d like to ask a question and we’ll pause for just a moment to assemble today’s roster.

And we’ll take our first question from Micki Maynard with “New York Times”.

Micki Maynard: Good afternoon, everyone. I have a question for you — two questions actually really quickly — do you expect you will need all of the employees at the two airlines or do you expect rationalization?

Doug Parker: Micki, (this) is Doug.

Micki Maynard: Hi, Doug.

Doug Parker: Again, I mean, there will be some 59 airplanes reduced between the two companies so we certainly won’t need as many employees as exist today at the two companies. However, we - how we get there is still to be seen. The fact is there’s been a good bit of (attrition) at U.S. Airways over — of late and they find themselves, now somewhat tight on operations — on people as it is. Much of the 59 airplanes that I’ve already announced have, actually been ((inaudible)) that we talked about have already been announced by U.S. Airways. It’s, actually, only an incremental 25 airplanes so we don’t — we certainly do not anticipate major reductions in ((inaudible)) or at least — certainly don’t anticipate major furloughs. I — we don’t anticipate furloughs at this point, at a America West and U.S. Airways over and above where they have been. We certainly don’t material ((inaudible)).

Male: Micki, I would ...

Micki Maynard: Yes.

Male: ... I would add to that the fact that, you know, the fact that some of these airlines are - the airplanes are being scheduled over, you know, a longer period of time and, you know, we have made announcements here. (We’re) ((inaudible)) coming out of our schedule that, know, we have not had any furloughs ((inaudible)) that’s no guarantee ((inaudible)) in the future. Since the majority of this airline, you know, will run around the same hubs for the combined airlines (as sub)

went through a lot of the rationalization that will be various synergies that we talked about that there could be some furlough.

Micki Maynard: OK. And the second question I have, really quickly, is in regards to the (ATSD) loans, the (precedent) has been set at (Frontier) and (aloha) that the loans get repaid in full. Do you — and that may be impossible in your case since the number’s so big but do you reach some kind on a settlement the dollar with them or would you continue to carry your loans after (emergence) from bankruptcy and this deal is finished.

Doug Parker: Micki, this is Doug again. I mean, ((inaudible)) have about $1 billion of exposure to the (AFSB) at this point. What — and we’re — we — as I mentioned one of the conditions of close it will be coming to resolution with the (ATSD) — those conversations — while we’ve had conversations, we certainly have not had, you know, exchanged — we got (our) negotiators (to) what makes sense. I — in fairness, I can’t imagine that the entire loan would be paid off. There will certainly be, as the company emerges, some — still some liability (in) the (ATSD) which we expect and I know they expect and what, hopefully the (ATSD) is what the rest of us see which is the risk of their existing $1 billion is now dramatically reduced because the combined airlines are much stronger than either airline together which is a great thing for anyone associated with our airline and certainly for the (ATSD) who had exposure to both airlines now have a much, much stronger (credit).

Micki Maynard: OK. Thank you very much. Good luck.

Male: Thanks, Micki.

Operator: And we’ll take our next question from John Hughes with “Bloomberg News”.

John Hughes: Gentlemen, you know there’s so much discussion about the excess capacity in the marketplace and that hampering the industry. You mentioned 59 planes. Can you put — at the end of the day — how much (of) this merger will reduce the capacity or how much capacity will be reduced at the — (at) a combination of the two carriers?

Male: ((inaudible)) those (airplanes). I mean, that’s — I’m not sure what else you want us to ...

John Hughes: Well, what is — does that represent a 10 percent or 20 percent reduction in capacity at the two carriers or 30 or put that in perspective.

Male: Well, in terms of the actual fleet approximately of the — for the total (blind) place.

John Hughes: OK. And do you have any sense which routes — what areas you might be moving out of?

Male: We’re not anticipating closing each cities. Really, what happens here is when you put two networks together, you have the ability to get us (out) some unprofitable flying that exist both networks probably engaged. I mean, the easiest example is, you know, for example, in - we (can) do this either way but in the U.S. Airway’s network there is — there is a good bit of flying to the west coast, non-stop out of places like Philly and Pittsburgh. There’ll be non-stop flights to places like Los Angeles and San Francisco but you wouldn’t need as many because you’ll have connections over Phoenix or Los Vegas and vice versus the same thing goes from Phoenix to the east coast so we will be able to reduce flying — to get (out) of airplanes that way but still have the same scope and scale covered and that’s how this works. I should know it, and, actually, since you raise it — while there’s a (bit) of much talk about capacity reductions argue is — certainly my view is the way we’re doing this with aircraft ((inaudible)) — 15 percent range (in) likely more capacity. Leaving North America which is where ((inaudible)) (prefer) to get their airplanes than if, indeed, there was some sort of (catechistic) event at either airline because we happened in those scenarios is all of our competitors, for some reason, (feel) inclined to fill the void and they end up

- they end of them two or three of them do it. So I certainly believe that the result of this is not necessarily more capacity in the United States but, in deed, possible less than what happened in some (catechistic) event.

John Hughes: OK. Thank you.

Operator: Thank you. And we’ll take our next question from Keith Alexander with the “Washington Post”.

Keith Alexander: Yes, gentlemen, a couple of quick questions for you. I don’t see (retirement since) ((inaudible)) Alabama listed here as an investor. So what does this mean for their investment and for Dr. (Brunner)?

(Bruce Lakefield): Keith, this is (Bruce Lakefield). (RSA) and Dr. (Brunner) have been very supportive through this whole process but in, you know went bankruptcy as you all know that the value of the stock ((inaudible)) constitution (or the plan of) reorganization (dealt) away. You know, Dr. (Brunner) and his financial advisors have been looking at (a) possible investment in the combined airlines and are still looking at today.

Keith Alexander: OK. Another quick question — what does this mean for your headquarters in Crystal City?

Male: The headquarters for the new airline will be here in Arizona.

Keith Alexander: That’s great. So, that means, (obviously), a taking (down of) the headquarters or shifting of employees.

Male: We’ll have all the above. You know, we’ll still have presence in the major airports that we have the presence today but the majority of the headquarters functions will be here in Arizona.

Keith Alexander: OK. (If I may), one final question. I apologize here but I want to make sure I explain (this) — (Douglas), you can answer this question — explain to me the ownership here. I mean, who is ((inaudible)) majority stake in this new airline?

Male: ((inaudible)) majority stake, Keith. I — again, refer you to the press release as I flip (to) it myself. With a — with $350 million in private equity coming in, we have committed now — that’d be (a) $850 million evaluation — 45 percent of that would be allocated to the America West shareholders but no one individual having 45 percent (or) anything close to it, forty-one percent to the new equity on — based upon how much they put in each and 14 percent to U.S. Airlines.

Keith Alexander: All right. Great. Thank you.

Operator: And we’ll take our next question from Matthew Barakat with “The Associated Press”.

Matthew Barakat: Yes. I think you answered a lot of the questions I (have). I just wanted to check (the slots at Reagan) and (Lequaridy) and it might have been sold to (Republic) is out and those slot will stay with the new company?

Male: Yes. No decision has been made on that.

Matthew Barakat: No decision has been made on the (slots) or on — is (republic) itself out of the ....

Male: If you remember that transaction, (Republic go have) ability for or, — excuse me, U.S. Airways had the ability to put (to) republic the number of commuter slots and (add) part of that also republic had the ability to call on U.S. Airways.

Matthew Barakat: So they still have the ability to ...

Male: yes. Yes, they will and no matter what happens there, they still (will) fly as U.S. Airways by express carriers and they will also, you know, be filling the slots. That is a financing (trade), not a sale (trade).

Mathew Barakat: OK.

Male: Yes. The slots will still be flown by the combined companies and there will not be slots that go to other competitors. There’s a financing transaction that’s still — the terms of that — the terms of that transaction are still valid.

Mathew Barakat: OK. Thank you.

Operator: And we’ll take our next question from Dan Fitzpatrick with the “Pittsburgh Post Gazette”.

Dan Fitzpatrick: Hey, guys, can you talk about, sort of, how Pittsburgh fits into this merger strategically. I just noticed in the release it’s referred to as a secondary hub which named (Malone) as sort of a bump-up from our current status which is that of (focus city). I mean, do you anticipate adding more flights here, more maintenance — can you talk about that a little bit?

(Bruce Lakefield): Dan, this is (Bruce). You know, I think, you know, it’s synonymous with, you know, our calling it a focus city. Yes. You know, Pittsburgh’s, you know, operation should stay pretty much constant in this new airline. You know, the service there is, you know, the service (bet) that we can generate locally. We are committed to number of labor contracts that include, you know, maintenance in Pittsburgh that (will) change because of this. You know, as Doug said earlier, you know, the idea here is to gain a number of synergies between the two airlines. You know, there will, of course, be different flying from different places what I would say that, you know, the (pull-down) of Pittsburgh that we — that’s heard over the last 13 months, you know, is probably, you know, what we’re going to do in Pittsburgh and, you know, we will, of course, if demand (is there), we will add capacity to Pittsburgh.

Dan Fitzpatrick: But you don’t anticipate a further (pull-down), do you?

(Bruce Lakefield): Yes. At this particular point, you know, we don’t — but, you know, (all) of these things as, you know, as demand is there or not there or as situations change, you know, we’ll take a look at it but, you know, there’s no significant change on the horizon at this time.

Dan Fitzpatrick: That’s true for all cities, by the way (so) ((inaudible)), by the way, so (they) sent these — (come) up from other reporters in each city. The fact is, we don’t expect significant (pull-downs in) any of the major cities — either airlines — serves the value of this is taking two route networks. One is — one of which is largely east coast-base north/south line. The other which is west coast based east west flying and putting them together and creating synergies. So while there will be some reduction in applying, again, there will be no — we don’t anticipate (any city closures). We certainly don’t anticipate any certain cities (staying) in major deduction (or) increase and this implying as we put the two entities. They’re highly complimentary and (indeed), the best thing to do is put them together.

Male: And increase aircraft utilization while doing this.

Male: Right.

Dan Fitzpatrick: Thanks, guys.

Male: Thank you.

Operator: And we’ll take our next question from Stan Choe with the “Charlotte Observer”.

Stan Choe: Hi, thanks, you guys, for doing this. I just had two questions. Number one — how long will the two airlines be operating separately once the deal closes ((inaudible)) take years — five to 10 or whatever and number two, you worried about all a bidding war coming up?

Male: As to the first question, we — again, I mean, the only reason there are two separate airlines operating is largely for certification reasons. ((inaudible)), you know, we need to have one operating certificate to actually fully have the airlines fully integrated and that requires (why) operations training programs, maintenance programs most — which is most of the (time) constraint. To get both airlines onto one single certificate that the same maintenance program — the same ((inaudible) training) program that process which will almost — which will be almost totally unseen by the flying public — that process will take something on the order of — as we (say) in the release — two to three years. But form a consumer standpoint where we get one branded airline scheduled together, priced together, frequent flyer programs merge - one pricing structure across the two airlines. That would happen very, very quickly. ((inaudible)) you know, if some of that — some of that immediate but certainly over the course of a few months where a consumer would (see), for the most part, one airline. You may (take) ((inaudible)) airplane painted and such but in terms of actually having integrated operations from a consumer standpoint (with) — that’s a matter of months which — and then the more technical process of having integrated certificate is the two to three year process.

Stan Choe: And on the bidding (war)?

Male: We fully believe that America West — the proposal that we have put together is in the best interest of U.S. Airways — of all U.S. Airways constituents — certainly their employees, their creditors and everyone else that needs — that is interested in this transaction, while it certainly is subject to the bidding process and bankruptcy, we feel very good (and) we’ve worked very hard to put together a plan that we feel very good about and that we don’t believe anyone else will be able to beat.

But, (you know), that’s why the process takes place and that’s why there’s so much time put in place to make sure that anyone who wants to bid has the opportunity to do so (where) we welcome that process and believe that our bid at the will be better than any others you can come about.

Operator: And we’ll take our next question from Kyle Peterson with Reuters.

Male: I’m sorry if this has been covered already. I don’t this it is. The (HESB) is a creditor for both airlines. Can you briefly describe what role that institution would take in this merger?

Male: Sure. I mean, actually, it ((inaudible)) happy to do it again. The American West has a loan outstanding to (HESB) of about $300 million and U.S. Air has a loan outstanding for about $700 million — a combination of $1 billion to the loan standing (to HESB). The America West loan in particular requires that in the event of a change of control which would be that the (ATSD) would need to improve that unless were planning of the debt in its entirety. So we have begun a special ((inaudible)) with (HESB). They would need to approve this transaction. We believe that it is clearly in the interest of the (HESB) and the taxpayers to approve this because the $1 billion of exposure will now have a dramatically reduced profile. That is, these two highline combined are so much stronger together particularly with the amount of financing that’s behind them and the synergies that we can create together that the creditors, in this case (in) response to this question, the (ATSD) is in a much, much stronger position with the airlines together than it is with them apart and therefore it’s in the best interest of them and the taxpayer that they represent to work with us to (improve) the transaction and we look forward to that process and while we need to go through it, we certainly don’t anticipate any problems in working (through) it because it’s everyone’s best interest to get it done.

Stan Choe: OK. Thank you, Doug.

Operator: And we’ll take our next question from Dawn Gilbertson with “Arizona Republic”.

Dawn Gilbertson: Doug, when this was first — word first started coming out and it was mentioned that you and your management team would run the combined airline. I think it was one analyst’s, you know, question whether as good as you guys are, whether you had the bandwidth, you know, to run a $10 billion company. Can you comment on that?

Doug Parker: Yes. Sure. (Look), first off, while — what we’ve announced is that (I) personally would be the CEO. The fact of the matter is this is what I really feel good about is the possibility of taking the combination of the two management teams. There are some outstanding people at U.S Airways who we would love to have working on the team. I think the combined bandwidth between the — what we have at American West which we are proud of and the outstanding people in management that exist at U.S. Airways will result in the best management team in the airline business which, without — with no qualifications. We feel — we’re obviously proud of the people we have here. Now I’ve had the pleasure of being able to get to meet some of the people at U.S. Airways — found each and everyone of them to be extremely professional, capable, hardworking people that are going to fit in great as part of a team. We’re going to put together the best team this industry has.

Dawn Gilbertson: If I may have one follow-up. When you were talking about, you know, consumer seeing one, you know, one brand within months — (usually) within the month of the closing in the fall?

Male: Correct ((inaudible)) anything, of course, until ((inaudible)) ...

Dawn Gilbertson: OK.

Male: ... ((inaudible)).

Dawn Gilbertson: Thanks.

Operator: And we’ll take our next question from Jim Peltz with the “Los Angeles Times”.

Jim Peltz: Two quick questions. One — what happens to the America West stock when this thing closes? I mean, does it go away. Is it the company won’t be held publicly held anymore or what?

Male: Yes. There will be a new stock issued and our — the American West stock would be exchange at some ratio for the new stock so shareholders of America West would receive some number — based on how many shares they own of America West — Some different number of share in the company.

Jim Peltz: So the new company will be publicly held.

Male: Absolutely.

Jim Peltz: OK. Second question — you talked about — you said earlier that consumers will have more choices than ever but most of what I’ve heard so far is about a bit of retrenching and streamlining and reallocating in your existing routes. I mean, are you planning to expand other cities. I mean, how do actually — why will they have all these additional choices?

Male: ((inaudible)). Yes the choices will be that the U.S. airways will now have access to the America West network and vice versa so that you would be flying on one airline, you know, continuously whether it be a non-stop or a one-stop either from the east coast to the west coast and — or up and down the east coast. So, you know, the consumer will that capability that they didn’t have before from a combination the airline will offer the customers/consumers of both airlines more choices in the combined airline.

Jim Peltz: Yes. (I’ll) just add — I mean, you (personally) just give some examples on ((inaudible)). The fact of the matter is both airlines suffer from the fact that neither of us have truly national scale. So, for example, a customer in Boston who is a business customer who may be a part of the U.S. Airway system uses U.S. Airways a lot to fly up and down the east coast but hen it comes to fly to the west coast may actually be part of an American United because it’s harder for them to get out to certain parts of the Coast. This new airline will provide that customer the ability to have all those in one program which is good. Now more importantly than last, I think is the fact that what we’re doing here by building a national low-cast carrier is providing throughout the United states a pricing structure that America West has but in place was the first airline to put in place a pricing structure that doesn’t have ((inaudible)), that doesn’t require round trips that other airlines have begun to match but certainly not the level that consumer-friendly pricing structure across the United States. Now ((inaudible)) on one airline that can take you not just to certain parts of the country but to all parts of the country including Europe and the Caribbean.

Jim Peltz: Right. So you’re indicating that the overall (fare) structure is going to look a lot more like America West than it does U.S Air.

Male: That’s correct.

Jim Peltz: All right. Thank you.

Operator: And we’ll take our next question from Caroline Daniel with “Financial Times”.

Caroline Daniel: Hi, Doug. It’s Caroline calling. Two quick questions — one is — can you help the significance of the kind of launch customer of the 835 and what you think that will enable to do an international strategy going forward and, second, as you migrate to a pricing structure across the two companies, is there going to be any revenues that are full ((inaudible)) because they don’t currently the simplified pricing that you guys have?

Doug Parker: Right. On the present Caroline the A-350 we’re excited about. The fact is today, US Airways flies its international system with a combination of A-330s and 767s. We will work with Air Bus to transition all of the plane to A-334 which result in cost savings. Then, as the A-350 becomes available which will be in 2011, beginning in 2011. We’ll transition that through — the 330s will transition to 355s. With performance standards that are much more efficient than the 330s.

So in our view, what we’ve accomplished here is taken the international flying that exists today, made it already more efficient by transitioning to one fleet type at 330. And as the 350 comes on in 2011, have the ability to make it even, yet again, more efficient, and it’s as simple as that I guess.

As to the next question, putting in place the pricing structure system, why? We clearly believe is revenue positive to the system. It’s certainly good for consumers, but we believe it’s good for profits as well. And we will obviously — we at America West you know, while we have in place this consumer friendly pricing structure. We also think we do a good job of making sure that we manage our yields as well as we can. We actually don’t match some of the, what we consider extremely low fairs in pink periods that exist in our industry. And I think the combination of that consumer friendly fair structure, and a mentality that is based upon not putting in place insanely low fairs in peak periods will result in improved revenues for the combined carriers.

Bruce Lakefield: From the US Airway side, if you remember...

Caroline Daniel: And the US Airways side, yes, thanks Bruce.

Bruce Lakefield: ...we’ve gone down the gulf fairs path, and we continue to roll out the gulf fairs, which is very similar to what Doug is talking about. So I think it’s just the same movement that we’ve had, and the same strategy that we’ve had but unifying that across the nationwide carrier system.

Caroline Daniel: Do you think it will be revenue positive for US Airways as you move to a more simplified pricing, Bruce?

Bruce Lakefield: Without a doubt.

Caroline Daniel: Thank you.

Operator: Again, ladies and gentlemen, the question-and-answer session is for the media only. And we’ll take our next question from Tom Belden with the Philadelphia Inquirer.

Tom Belden: Yes, thank you. I was wondering what might happen in Philadelphia? Do you anticipate operating — continuing to operate all of the international service, both the European Caribbean?

Bruce Lakefield: I think Doug covered most of that. You know, there will be very little change to the Philadelphia flying, except we should have, you know, more connects coming from the west, you know, to the Caribbean and to Europe, than we have as a single US Airways carrier. We’re still flying the same 19 or 20 airplanes to Europe.

Doug Parker: Yes, I’m sorry. This is Doug. We view Philadelphia as very important to the combined route networks. And those international flights, as well are very important to the combined networks. We certainly don’t anticipate any sort of material change to the Philadelphia structure, if any.

Tom Belden: All right, thank you. The other questions I had were answered. Thanks very much.

Doug Parker: Thank you.

Operator: And we’ll take our next question from Tom Olson with the Pittsburgh Tribune Revie.

Tom Olson: Thank you, gentlemen. My questions also have been answered at this point.

Doug Parker: OK. Thanks.

Operator: And we’ll take our next question from Bill Glanz at the Washington Times.

Bill Glanz: Thank you. How many layoffs, do you expect, Bruce at the Arlington Headquarters? Secondly, how did you guys decide on (Tempe) over Arlington for the headquarters of the new company?

Doug Parker: Let me do that.

Bruce Lakefield: ...and then I’ll add to it.

Doug Parker: Which is, it’s not possible to estimate at this point, how many lay offs there may or may not be in DC. What we are committed to is making sure that people are treated fairly and equitably. Like I said, we think we have the best of both worlds here, which is the ability to go pick the best people between the two organizations, and give them the opportunity, if they so want it to work for the new airline, which we think is going to be a very exciting opportunity.

We have, by no means, gone through the process of trying to identify who those people are, and which ones, and from where, those who choose not to be a part of the system will come free.

Bill Glanz: Could it be if you have 1900 people in Arlington, how many do you need after?

Bruce Lakefield: We have approximately 600 people in Crystal City at the present time. And as Doug said, we’re going to go through a process of looking at, you know, the functions and the people on an individual basis. I mean the real estate comparison between the two headquarters, you know, it’s definitely much less expensive to be here in Arizona.

Doug Parker: Right. Which is the answer to your second question, which is we made the decision on a number of factors, not the least of which was cost. It’s just dramatically cheaper here. And we have space here in our headquarters in Tempe. And again, the bankruptcy process allows for long-term leases to be canceled. And it doesn’t allow for ours to be cancelled. So all of those — all of that confluence of things came together to result in this.

Bill Glanz: And finally, can you talk about your matrimony? Who approached who when, and give us some details, walk us through it.

Bruce Lakefield: It was a blind date.

Doug Parker: OK. Look the process — the talk between the two companies began some time over a year ago. The — nothing materialized at that point, largely because — which was because US Airways decided that it, instead, needed to go through the bankruptcy process to get the final piece of the restructuring done. Until they did that, it just didn’t make sense for us to get together, because they were just — there were still too many differences between the organization’s cost structures. So we’ve held off for quite some time, some time, I don’t know Bruce, it started towards early this year.

Bruce contacted me and suggested maybe we should begin those talks again, so we did, and the result is this announcement today which we’re happy about.

Bill Glanz: OK. Thank you.

Operator: And we’ll take our next question from Mark Velko with the Pittsburgh Post Gazette.

Mark Velko: Hi. I was wondering, what potential there is for expansion of maintenance here in Pittsburgh, particularly regarding the narrow body Air Bus planes, where the work is being done here now.

Doug Parker: It’s just too early to tell on that. The combined entities, obviously, have a good bid maintenance work. We, at America West, have historically sent our — all of our non line maintenance to third parties, so there will be more opportunities to allocate, both the America West work as well as some of the US Airways work, which can now be done by third parties, to any number of places that want to go through an assessment of where the most efficient place to do that work is.

Bruce Lakefield: Do you remember in our labor negotiation and our settlement with the IAM, we brought the Air Bus narrow body work to Pittsburgh. You know, this merger contemplates, you know, all of our labor agreements being in place and being honored.

Mark Velko: OK. Thank you.

Operator: And we’ll take our next question from Jacque Billeaud with the Associated Press.

Jacque Billeaud: Yes, I want to know whether A, whether there was going to be a special emphasis on business travelers? And what is going to become of the name of America West Arena?

Doug Parker: The airline — special emphasis on business travelers, we want leisure passengers as well. But clearly, this airline, will have the ability to serve business passengers better than either airline can independently because of the nationwide scope. So we certainly will, we believe, one of the nice things we’ve created here is a low cost airline that actually can cater to business customers. It’s not say that other low fair airlines don’t do a good job adhering to business customers. But we here time and again that some of the frills that don’t exist at some of the low fair carriers are valued by business customers. This airline, while it will have low fairs and low costs, will have first class seat assignments, the ability to purchase food, a frequent flyer program that is amongst the best in the United States.

In flight videos, all sorts of — you know, all sorts of amenities that generally don’t exist on low fair airlines, so we think that will be a — we know that at America West that has been very helpful in us attracting business customers. And what we’ve lacked in the past, is scale. And this will allow us to do all of that. And US Airways has always done very well with business customers, and now we can do even better in total because we can offer even more services to those people.

The name of American West Arena, you know, we probably should talk to the owners of American West Arena first, but anyway, we’ll have to address that issue. The fact of the matter is the company has naming rights for an extended period of time. And to the extent the American West name goes away, we probably need to change the name of the arena.

Jacque Billeaud: Thank you.

Operator: And we’ll take our next question from Diane Arthur with KTAR.

Diane Arthur: Congratulations everyone. Kind of a two part of question, here, first senior has been an issue addressed time and time again from the labor groups especially here Tempe, since that’s my focus. Do you believe labor will get on board? And Doug, what can you tell your union employees here out of this deal?

Doug Parker: I’m sorry, Diane, at the very end, you cut off at the end there?

Diane Arthur: What can you tell your labor employees, your unionized employees how this deal will effect them, if it’s a good thing? And my second part of the question, which I forgot here was, what can customers expect?

Doug Parker: Sure. Look for all of our employees, you know, contract, non contract, what we will tell them and what we’re going to tell them already is this is a very good thing. This is an airline, despite how proud we are of how well we’ve done, and the only airline (forum) since deregulation to make it the size airline that we are, which we’re very proud of has only been accomplished because of the people of this airline. The fact of the matter is, the people that have been at this company for 20 years, or even longer will tell you that throughout that time, the majority of the time they’ve spent worried about the long term viability of the airline. They seem to always be able — be extremely resilient and able to survive even very tough times. But, you know, no one — this plagues much of the industry. You know, job security is not something airline employees generally feel.

With this, our people can take a nice deep breath and know that with this amount of financing coming in, with this amount of synergies, and an airline of this size, they will finally have the security that so many of them have let us know that they would like to see. So we feel very, very good about what we can tell — about how this effects our employees.

I forgot the second part of your question, Diane?

Diane Arthur: The general passenger out there, what can they expect, so they don’t get nervous.

Doug Parker: There’s no reason for customers to get nervous, they should be elated. Again, I mean to — you’re here in Phoenix, so I’ll speak mostly to Phoenix. I mean our customers will have, you know, everything that they’ve always seen on America West, which much more ability now to fly to many more places, all up and down the east coast, obviously a number of cities we don’t serve, plus Europe and the Caribbean. We also plan to begin service to Hawaii, non stop from Phoenix, which will be very nice for people in Phoenix. This will be a great thing for consumers in Phoenix, but again, for the benefit of everyone else, the great thing we think for consumers nationwide for the reasons I’ve already noted, which are a low fair pricing structure across the United States, with a full fair product.

Diane Arthur: All right. Thank you.

Operator: And we’ll take our next question from Melanie Trottman with the Wall Street Journal.

Melanie Trottman: Doug, my question is, do you think the details that — both of you, do you think the details you’ve provided today will quiet those in the industry, as they say there’s no way you can get US Airways costs low enough to make this work? And if you — and if not, what response would you — will you be giving to those people in the coming days and weeks as they raise the same questions.

Doug Parker: We need to know who those people were, first, Melanie, but assuming it’s ((inaudible)), I mean I’m happy — I’ll consider you now one of those people. Which is the fact of the matter is first off it’s very hard to compare US Airways costs, to other airlines costs because it’s a (stage) thing. But when you do so, absolutely US Airways costs are higher than America West costs today. US Airways labor costs, which is by far the hardest part to get done, now are at America West labor costs, on a (stage link) adjusted basis. That’s the piece that other airlines have not been able to accomplish and what the people at US Airways have been able to accomplish with great pain, but with, you know, a lot of resolve and desire to and resiliency, now have a workforce that is as efficient as the America West workforce which is an amazing statement.

It’s that that we can build upon. Yes, the non labor unit costs at US Airways are still higher than they are at American West. There’s no reason over time that should remain the case. There’s — I think much of that is the fact that there’s been so much anxiety around US Airways and their future that, you know, there’s much more focus on survival than getting to maybe being as efficient in other areas we are at American West. We think that’s part of what we can add to the process with American West management working in unison with US Airways management.

So there’s still some work to do there. But the fact of the matter is you don’t even need to believe that. All you need to believe is these cost synergies, which at $250 million for the combined entity would result in a cost structure for the combined — for the merged airline, which is roughly equivalent to where America West cost structure is today on a (stage) adjusted basis.

So I think we’ll get there. Actually, I know we’ll get there to the America West cost structure (stage) adjusted simply by getting the synergies in. And I feel very good about our ability to get our synergies to get in. I think there actually is up side beyond that just by getting kind of the America West, you know, start up, you know, post deregulation airline cost mentality in place, throughout the legacy US Airways network. Not say they can’t save costs, but there are different mentalities. And one that I think that’s a benefit, I think, we bring to the table, that we can help get even — get US Airways to be even more efficient on the non labor costs.

Diane Arthur: Thank you.

Operator: Due to time constraints, that does conclude today’s question-and-answer session. At this, I’d like to turn the conference back over to our speakers for additional or closing remarks.

Bruce Lakefield: No. Yes, this is Bruce Lakefield again. I think we had a great bunch of questions asked. I think we’ve looked at this and looked very diligently. I would like to say the cooperation between the two management teams that both US Airways and America West have worked very diligently and very well together, which gives me, you know, great comfort in achieving the business plan that we put out and achieving it going forward. So yes, we appreciate the questions today. We look forward to the new relationship. I think, once again, we’ve got a great bunch of employees at both airlines that want this to succeed. I think some of the things that have come out along the way, I think there are others out there that are looking at this, and looking at this plan and seeing that it does make sense and seeing that it is the future of the airline industry. So we look forward to the relationship, we look forward to the consummation of this partnership.

Doug Parker: Thanks, Bruce. I echo all of that, and I just am most excited about what this means for the employees of both companies. We have two great workforces who deserve job security. We’re going to delivery that to them. I look forward to getting both companies working together over time, and to build something that has not yet been seen in this industry and we’re excited about that.

One last thing I just feel compelled to do. Today, as Bruce noted, all of the work that’s been done, it wouldn’t be fair to close without thanking publicly the advisors of both companies, on the US Airways front, (C. Barry Group), and (Arnold & Porter). And here at the America West, (Greenhill & Company) as well (Skadnarks and Cooley Goddard). So thank them for all of their hard work. It will continue, of course, we are not done. We have much — the real work begins now, but getting here was no simple task. And the people that helped us get here deserve thanks for that, so thanks.

That’s all, thank you.

Operator: That does conclude today’s conference. We thank you for your participation and you may disconnect at this time.

END

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.